LIZHI Inc.

No. 309 Middle Huangpu Avenue

Tianhe District, Guangzhou 510655

The People’s Republic of China

October 6, 2023

VIA EDGAR

Ms. Chen Chen

Ms. Christine Dietz

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: LIZHI Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 28, 2023

File No. 001-39177

Dear Ms. Chen and Ms. Dietz:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 23, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Annual Report.

Response dated October 6, 2023

General

1.	Please update your analysis of the company’s status under the Investment Company Act of 1940 (the “Investment Company Act”), including all figures and calculations, as of the end of the company’s last preceding fiscal quarter. In your updated analysis:

•	Specifically identify how the company invested the proceeds of the matured Bank Structured Product and redeemed non-US money market fund. In this regard, we note your representation that the “company intends to deposit the cash redemption amount in a bank demand deposit account or other short-term instruments….” Also describe whether “short-term instruments” includes “securities” as that term is defined in section 2(a)(36) of the Investment Company Act.
•	Specifically identify the values assigned to each of the assets analyzed under the “asset test,” including the contractual rights to receive substantially all of the economic benefits of the VIEs.

The Company respectfully submits that it is primarily engaged in the business of developing and operating online audio entertainment and social networking business platforms (the “Company Business”). The discussion in our August 4, 2023 response to the Staff’s prior comment 2 with respect to the Tonopah Mining factors, as applied to the Company, continues to be accurate as of June 30, 2023, with the updates to the assets and sources of income factors discussed below in our analysis under Rule 3a-1. As such, the Company is primarily engaged in the Company Business, and not in the business of investing, reinvesting or trading in securities, and therefore is not an investment company under Section 3(a)(1)(A).

Regarding Section 3(a)(1)(C), the Company satisfies the elements of Rule 3a-1 (as discussed below) as of June 30, 2023 and therefore is deemed not to be an investment company notwithstanding Section 3(a)(1)(C) of the Investment Company Act. Rule 3a-1 under the Investment Company Act generally provides that an entity will be deemed not to be an investment company notwithstanding Section 3(a)(1)(C) of the Investment Company Act if: (a) consolidating the entity’s wholly-owned subsidiaries, no more than 45% of the value of its assets (exclusive of cash items and U.S. government securities) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity, (b) it is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities, (c) it is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has not engaged in such business or have any such certificate outstanding; and (d) it is not a special situation investment company.

(a)  Assets and Income Test. As of June 30, 2023, the Company’s assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, consisted primarily of the assets listed below with the following approximate values:

Accounts receivables from VIEs (as defined below) pursuant to contractual arrangements	RMB	24,000,000
Accounts receivables from third parties	RMB	1,116,000,
Prepaid expenses	RMB	757,000
Other receivables not related to securities	RMB	6,324,000
Property, equipment and leasehold improvements	RMB	6,368,000
Operating lease right-of-use assets	RMB	13,058,000
Intangible assets that are not securities	RMB	45,000
Amounts due from majority-owned subsidiaries that do not own any investment securities	RMB	133,934,000
Amounts due from the VIEs	RMB	31,781,000

Total	RMB	217,383,000

For purposes of the Rule 3a-1 assets and income tests, the Company treats as cash items its “Cash and cash equivalents”, which consist entirely of cash held in bank demand deposits and online payment platforms (e.g., WeChat, AliPay). On a consolidated basis with its wholly-owned subsidiaries, as of June 30, 2023, the Company did not hold any investment securities. As noted in footnotes 2 and 3 of our prior response dated July 7, 2023, the Company and its wholly-owned subsidiaries previously held: (i) a bank-issued, short-term structured deposit product (“Bank Structured Deposit”) which matured on June 26, 2023 and (ii) shares of a non-US money market fund that invested in U.S. Treasuries (“Money Market Fund”) which were redeemed on June 16, 2023. With respect to the Staff’s comment in the first bullet above, the Company deposited the entire amount of proceeds from the matured Bank Structured Deposit and redeemed Money Market Fund shares in bank demand deposit accounts, and did not invest any proceeds in short-term instruments. As of June 30, 2023, investment securities constituted 0% of the value of the Company’s total assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, which amounted to approximately RMB217,383,000.

In terms of net income, as of June 30, 2023, the Company’s total net income after taxes, consolidated with its wholly-owned subsidiaries, amounted to approximately RMB23,497,000 for the past four fiscal quarters combined.  Contributing to that amount was: (i) net operating income of approximately RMB12,689,000 derived from operating the Company Business, including income that the Company elected to receive from Guangzhou Lizhi Network Technology Co., Ltd.  (“Guangzhou Lizhi”) and Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao” and, together with Guangzhou Lizhi, the “VIEs”) during that period, (ii) approximately RMB5,466,000 of interest income from the Company’s cash items (e.g., bank demand deposit), (iii) approximately RMB607,000 of income from government grants in connection with the Company’s subsidiaries' contributions to research and development of the Company’s online audio entertainment and social networking business, (iv) approximately RMB4,963,000 of income from potential investment securities which consisted of a Bank Structured Deposit and shares of the Money Market Fund1 and (v) total income tax expenses of approximately RMB228,000. Therefore, for the past four fiscal quarters combined, approximately 21% of the Company’s total net income after taxes, consolidated with its wholly-owned subsidiaries, was attributable to potential investment securities. As such, less than 45% of the Company’s total assets (exclusive of cash items and U.S. government securities), and less than 45% of the Company’s net income after taxes for the past four fiscal quarters combined, was attributable to investment securities.

1 Although the Company has treated them as potential investment securities for purposes of this analysis, as noted below, the Company believes that the Bank Structured Deposit and shares of the Money Market Fund could qualify as cash items for purposes of Rule 3a-1. Nonetheless, as noted in our response to comment 3 below, the Company will not treat them as cash items going forward.

As discussed in our prior response dated July 7, 2023, for purposes of the Rule 3a-1 assets and income tests, the Company does not treat its contractual arrangements with respect to the VIEs as investment securities because they are not securities under the Howey test or, alternatively, even if such arrangements were considered securities under the Howey test, such arrangements would be excluded from the assets and income test under Rule 3a-1(a)(4) because each VIE is: (i) primarily controlled by the Company and (ii) not an investment company. The discussion in our prior response regarding the Company’s primary control of each VIE, and each VIE’s primary engagement in the Company Business for purposes of Section 3(a)(1)(A), remains accurate as of June 30, 2023. In addition, as of June 30, 2023, each VIE satisfies the elements of Rule 3a-1 and therefore is not an investment company under Section 3(a)(1)(C). As of June 30, 2023, on a consolidated basis with its wholly-owned subsidiaries, the value of each VIE’s investment securities was nil, and each VIE derived 0% of its net income after taxes (for the past four fiscal quarters combined) from investment securities. In addition, as discussed in subparagraphs (b) through (d) below, each of the VIEs satisfies the additional elements set out in paragraph (b) of Rule 3a-1 and therefore is not an investment company under Section 3(a)(1)(C).

(b)  Not Primarily Engaged, and Not Holding Itself Out as Primarily Engaged, in the Business of an Investment Company. As discussed in above, Lizhi (including each of the VIEs and the Company) is primarily engaged in the business of developing and operating online audio entertainment and social networking business platforms. and holds itself out as such, and does not propose to engage primarily in the business of investing, reinvesting or trading in securities.

(c)  Not in the Business of Issuing Face-Amount Certificates. Each of the VIEs and the Company has not issued, and does not propose to issue, any face-amount certificates of the installment type.

(d)  Not a Special Situation Investment Company. A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities. Release No. 10937 (Nov. 13, 1979). As of June 30, 2023, the Company operates its business through several wholly-owned subsidiaries noted in the corporate structure chart included in its Form 20-F, and holds a 68.52% equity interest in Vocal Beats, Inc., its majority-owned subsidiary, and contractual arrangements with respect to the VIEs, for the purpose of operating the Company Business through such entities, and not with a view to sell such businesses. Other than such wholly-owned subsidiaries, majority-owned subsidiary and the VIEs, the Company does not hold interests in other companies. The VIEs similarly hold equity interests in wholly-owned subsidiaries for the purpose of operating their businesses through such entities, and not with a view to sell such businesses. Other than such wholly-owned subsidiaries, the VIEs do not hold interests in other companies. Thus, each of the VIEs and the Company is not engaged, and does not propose to engage, in acquiring control of any other company to profit on the future sale of that company, and therefore is not a special situation investment company.

Based on these facts, it is clear that as of June 30, 2023, the Company satisfies the elements of Rule 3a-1 and therefore is not an investment company.

2.	We note your response to prior comment 1 that “the extent the shareholder of the VIEs can exert control of the Company’s management and operation of the VIEs through these shareholders’ voting power over the Company is very limited” and your discussion of the director and officer roles that VIE shareholders have at the company. Please clarify whether such VIE shareholders may control the company through their ownership of Class A or Class B shares of the company.

The Company respectfully submits to the Staff that as the Company has disclosed in the 2022 Annual Report, as of February 28, 2023, there were 1,036,498,870 ordinary shares outstanding, being the sum of 805,283,870 Class A ordinary shares (excluding 5,395,630 Class A ordinary shares held by Kastle Limited) and 231,215,000 Class B ordinary shares. As of February 28, 2023, among the nominee shareholders of the VIEs, each of Ms. Juan Ren and Mr. Zelong Li was holding only Class A ordinary shares and owns less than 1% of the Company’s total ordinary shares outstanding. Total ordinary shares beneficially owned by Mr. Ning Ding include 1,000 Class A ordinary shares and 39,000,000 Class B ordinary shares, representing 3.8% of the Company’s total ordinary shares outstanding.

Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of the Company and each Class B ordinary share shall be entitled to 10 votes on all matters subject to vote at general and special meetings of the Company. Also as disclosed in the 2022 Annual Report, as of February 28, 2023, and there are only two shareholders beneficially owning all the issued and outstanding Class B ordinary shares, namely (i) Mr. Jinnan (Marco) Lai, Founder, Chief Executive Officer and Chairman of the Board of Director of the Company, holding 192,215,000 Class B ordinary shares, and (ii) Mr. Ning Ding, Co-founder and Chief Technology Officer, holding 39,000,000 Class B ordinary shares.

Accordingly, among the nominee shareholders of the VIEs, Mr. Ning Ding beneficially owned and controlled 12.5% of the Company’s total voting power, and each of Ms. Juan Ren and Mr. Zelong Li beneficially owned and controlled less than 1% of the Company’s total voting power, as of February 28, 2023. The majority of the Company’s total voting power is controlled by Mr. Jinnan (Marco) Lai, Founder, Chief Executive Officer and Chairman of the Board of Director of the Company. Mr. Lai beneficially owned and controlled 61.7% of the Company’s total voting power as of February 28, 2023, as disclosed in the 2022 Annual Report. As such, the nominee shareholders of the VIEs do not control the Company through ownership of Class A and Class B shares of the Company.

3.	With respect to your analysis as of the company’s status under the Investment Company Act as of the end of prior fiscal quarters:

• Based on the information you have provided to date, we are unable to agree with your position that you could treat shares of a non-US money market fund as cash items for purposes of your compliance with Rule 3a-1 under the Investment Company Act. In this regard, we note that the company’s non-US money market fund was apparently not registered with the Commission and subject to Rule 2a-7.

The Company respectfully notes the Staff’s position. As discussed in our response to comment 1 above, the Company no longer holds shares of the non-US money market fund as of June 16, 2023. Although we respectfully disagree with the Staff’s position, going forward, the Company will not treat shares of non-US money market funds as cash items for purposes of the Rule 3a-1 assets and income tests. If during any prior period of time the Company did not meet the requirements of Rule 3a-1, the Company could have relied on the exemption provided in Section 3(b)(1), based on the analysis of the Tonopah Mining factors discussed in our response to comment 1 above and in our August 4, 2023 response to the Staff’s prior comment 2. The Company has also proposed relevant risk factor language that discusses Section 3(b)(1) in response to comment 4 below.

• In addition, based on the information you have provided to date, we are also unable to agree with your position that you could treat the Bank Structured Deposit as a cash item for purposes of your compliance with Rule 3a-1. In this regard, we note that you have not provided a detailed description of the material terms of the Bank Structured Deposit, together with your analysis regarding why, specifically, such terms would have indicated that the Bank Structured Product was a bank instrument that should be treated as a cash item.

The Company respectfully notes the Staff’s position. As discussed in our response to comment 1 above, the Company no longer holds the Bank Structured Deposit which matured on June 26, 2023. Although we respectfully disagree with the Staff’s position, going forward, the Company will not treat the Bank Structured Deposit as cash items for purposes of the Rule 3a-1 assets and income tests. If during any prior period of time the Company did not meet the requirements of Rule 3a-1, the Company could have relied on the exemption provided in Section 3(b)(1), based on the analysis of the Tonopah Mining factors discussed in our response to comment 1 above and in our August 4, 2023 response to the Staff’s prior comment 2. The Company has also proposed relevant risk factor language that discusses Section 3(b)(1) in response to comment 4 below.

• Please clarify whether you believe the company satisfied the “income test” under Rule 3a-1. In this regard, we note that you appear to have concluded that you had net income of RMB3,701,000 and income of RMB 3,712,000 from investment securities, which appears to indicate that the company did not meet the conditions of Rule 3a-1. To the extent that you believe that the company did not meet the income test under Rule 3a-1, but instead offer your analysis of the company’s income with respect to its reliance on the exception from the definition of an investment company under section 3(b)(1), please so clarify.

The Company respectfully submits that it satisfied the Rule 3a-1 income test as of June 19, 2023. The Company’s determination that its total net income after taxes as of June 19, 2023 for the past four fiscal quarters combined, amounted to approximately RMB3,701,000 took into account share-based compensation expenses of RMB30,627,000, of which RMB19,771,000 were expenses of the Company’s non-wholly-owned subsidiaries and VIEs that should not have been consolidated under Rule 3a-1(c). Upon review, the Company’s total net income after taxes for that period, consolidated only with wholly-owned subsidiaries in accordance with Rule 3a-1(c), amounted to approximately RMB23,472,000. Contributing to that amount was: (i) net operating income of approximately RMB14,211,000 derived from operating the Company Business, including income that the Company elected to receive from the VIEs during that period, (ii) approximately RMB4,744,000 of interest income from the Company’s cash items (e.g., bank demand deposit), (iii) approximately RMB806,000 of income from government grants in connection with the Company’s subsidiaries' contributions to research and development of the Company’s online audio entertainment and social networking business and (iv) approximately RMB3,712,000 of income from potential investment securities.2 As such, approximately 16% of the Company’s total net income after taxes, consolidated with its wholly-owned subsidiaries, was attributable to potential investment securities, and the Company therefore satisfied the income test as of June 19, 2023.

2 See n.1 above.

• Please clarify whether you treated the company’s non-US money-market fund as an investment security under the “asset test” under Rule 3a-1. In this regard, we note that you appear to have assumed that income from the non-US money market fund is income from investment securities for purposes of the “income test,” but have not specifically identified the non-US money market fund as an investment security for purposes of the “asset test.” Compare footnote 3 and the discussion of “(ii) short-term investments” in your July 7, 2023 letter with footnote 4 and accompanying text in your July 7, 2023 letter.

Regarding the discussion of the Rule 3a-1 assets and income tests in footnotes 3 and 4 and the accompanying text in our July 7, 2023 letter, the Company respectfully submits that such discussion related to the Company’s assets and income as of June 19, 2023. The Company’s holdings in shares of the Money Market Fund were redeemed as of June 16, 2023, and therefore were no longer assets of the company as of June 19, 2023 for purposes of the Rule 3a-1 assets test. As noted in our response to comment 1 above, the proceeds from the Company’s redemption of the Money Market Fund shares were deposited in bank demand deposit accounts, which are treated as cash items for purposes of the Rule 3a-1 assets test. Footnote 4 of our July 7, 2023 letter discussed income attributable to the Money Market Fund because the Rule 3a-1 income test takes into account income for the past four fiscal quarters combined, which included quarters in which the Company owned shares of Money Market Fund. As such, income from the Money Market Fund shares were taken into account for purposes of the Rule 3a-1 income test as of June 19, 2023, but the Money Market Fund shares were not assets of the Company for purposes of the Rule 3a-1 assets test as of June 19, 2023.

4.	Please propose risk factor language that clearly discloses (i) the bases on which you claim to be exempt from registration and regulation under the Investment Company Act and (ii) the consequences if you are deemed to be an investment company under the Investment Company Act, as well as the risks associated with the operation of an unregistered investment company. To the extent you have relied on the exception from the definition of an investment company at section 3(b)(1) of the Investment Company Act, please specifically address this in your risk disclosure.

The Company respectfully submits its proposed risk factor language as below, which, subject to the Staff’s review and further updates and adjustments to be made, will be included in the Company’s annual report for the year ending December 31, 2023 (the “2023 Annual Report”) and future filings, to the extent applicable:

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Rule 3a-1 under the Investment Company Act generally provides that an entity will not be deemed to be an “investment company” for purposes of the Investment Company Act if: (a) it does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (b) consolidating the entity’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity.

We believe that we are engaged primarily in the business of developing and operating online audio entertainment and social networking platforms, and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as such and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the first sentence of the preceding paragraph. We also believe that the primary source of income from our businesses is properly characterized as income derived from our operating business, and not from investment securities. Furthermore, the Company’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating the Company’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of the Company and securities issued by qualifying companies that are controlled primarily by the Company. Accordingly, we do not believe the Company is an investment company by virtue of the 45% test in Rule 3a-1 under the Investment Company Act as described in clause (b) in the first sentence of the preceding paragraph. Alternatively, we believe the Company is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment-company business.

The need to comply with the Investment Company Act tests may cause us to restrict our business and subsidiaries with respect to the assets in which we can invest and/or the types of securities we may issue, sell investment securities, including on unfavorable terms, acquire assets or businesses that could change the nature of our business or potentially take other actions that may be viewed as adverse to the holders of our ordinary shares and the ADSs, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of your ordinary shares and the ADSs and our ability to pay dividends in respect of our ordinary shares and the ADSs.

If you have any additional questions or comments regarding the 2022 Annual Report or the Company’s other filings, please contact the undersigned at luchengfang@lizhi.fm.

Sincerely yours,

LIZHI Inc.

Date: October 6, 2023	By:	/s/ Chengfang Lu
		Name:	Chengfang Lu
		Title:	Acting Chief Financial Officer